January 29, 2021

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	TELUS International (Cda) Inc.
Filed on Form F-1
Registration No. 333-251993

Ladies and Gentlemen:

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to February 2, 2021 at 4:00 p.m. New York City time or as soon thereafter as practicable.

We hereby advise that between January 25, 2021 and the date hereof, the number of preliminary prospectuses, dated January 25, 2021, which were furnished to 16 prospective underwriters and distributed to underwriters, institutional investors, prospective dealers, individuals and others, was approximately 2,083.

The undersigned advise that they have complied and will continue to comply, and they have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC

As Representatives of the

Prospective Underwriters

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
Name: Alice Takhtajan
Title: Managing Director

[Signature Page to Acceleration Request]

MORGAN STANLEY & CO. LLC

By:	/s/ William Zapata
Name: William Zapata
Title: Vice President

[Signature Page to Acceleration Request]